# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oklo Inc., CIK 0001849056
CUSIP: 02156V109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3190 Coronado Dr., Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 11/14/2024
Filed by CIK 0001571705
Persons authorized to receive notices and communications: Samuel H. Altman, 3190 Coronado Dr.,, Santa Clara, California (CA), 95054, 650-550-0127

## Reporting persons
- Samuel H. Altman (CIK 0001571705): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 9,968,079; shared voting power 0; sole dispositive power 9,968,079; shared dispositive power 0; aggregate amount beneficially owned 9,968,079 (8.2% of the class)
  Comment: Represents (i) 3,732,379 shares of Class A Common Stock of the Issuer held by Hydrazine Capital II, L.P., (ii) 478,500 shares of Class A Common Stock of the Issuer held by Apollo Projects, L.P. and (iii) 5,757,200 shares of Class A Common Stock of the Issuer held by the Samuel H. Altman Revocable Trust, of which the Reporting Person serves as co-trustee. Hydrazine Capital II, GP, LLC is the general partner of Hydrazine Capital II, L.P. The Reporting Person is the managing member of Hydrazine Capital II, GP, LLC and, as a result, may be deemed to have voting and dispositive power with respect to the shares held by Hydrazine Capital II, L.P. Apollo Projects GP, LLC is the general partner of Apollo Projects, L.P. The Reporting Person is the managing member of Apollo Projects GP, LLC and, as a result, may be deemed to have voting and dispositive power with respect to the shares held by Apollo Projects, L.P.
  
  Percentage ownership is calculated based on 122,096,270 shares of Class A Common Stock outstanding as of November 14, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.
- Hydrazine Capital II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,732,379; shared voting power 0; sole dispositive power 3,732,379; shared dispositive power 0; aggregate amount beneficially owned 3,732,379 (3.1% of the class)
  Comment: Represents shares of Class A Common Stock of the Issuer held by Hydrazine Capital II, L.P. Hydrazine Capital II, GP, LLC is the general partner of Hydrazine Capital II, L.P. The Reporting Person is the managing member of Hydrazine Capital II, GP, LLC and, as a result, may be deemed to have voting and dispositive power with respect to the shares held by Hydrazine Capital II, L.P.
  
  Percentage ownership is calculated based on 122,096,270 shares of Class A Common Stock outstanding as of November 14, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.
- Hydrazine Capital II, GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,732,379; shared voting power 0; sole dispositive power 3,732,379; shared dispositive power 0; aggregate amount beneficially owned 3,732,379 (3.1% of the class)
  Comment: Represents shares of Class A Common Stock of the Issuer held by Hydrazine Capital II, L.P. Hydrazine Capital II, GP, LLC is the general partner of Hydrazine Capital II, L.P. The Reporting Person is the managing member of Hydrazine Capital II, GP, LLC and, as a result, may be deemed to have voting and dispositive power with respect to the shares held by Hydrazine Capital II, L.P.
  
  Percentage ownership is calculated based on 122,096,270 shares of Class A Common Stock outstanding as of November 14, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.
- Apollo Projects, L.P. (CIK 0001823924): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 478,500; shared voting power 0; sole dispositive power 478,500; shared dispositive power 0; aggregate amount beneficially owned 478,500 (0.4% of the class)
  Comment: Represents shares of Class A Common Stock of the Issuer held by Apollo Projects, L.P. Apollo Projects GP, LLC is the general partner of Apollo Projects, L.P. The Reporting Person is the managing member of Apollo Projects GP, LLC and, as a result, may be deemed to have voting and dispositive power with respect to the shares held by Apollo Projects, L.P.
  
  Percentage ownership is calculated based on 122,096,270 shares of Class A Common Stock outstanding as of November 14, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.
- Apollo Projects GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 478,500; shared voting power 0; sole dispositive power 478,500; shared dispositive power 0; aggregate amount beneficially owned 478,500 (0.4% of the class)
  Comment: Represents shares of Class A Common Stock of the Issuer held by Apollo Projects, L.P. Apollo Projects GP, LLC is the general partner of Apollo Projects, L.P. The Reporting Person is the managing member of Apollo Projects GP, LLC and, as a result, may be deemed to have voting and dispositive power with respect to the shares held by Apollo Projects, L.P.
  
  Percentage ownership is calculated based on 122,096,270 shares of Class A Common Stock outstanding as of November 14, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Oklo Inc.
Address of issuer's principal executive offices: 3190 Coronado Dr., Santa Clara, California (CA), 95054

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by the following persons, each a "Reporting Person":

i. Samuel H. Altman
ii. Hydrazine Capital II, L.P.
iii. Hydrazine Capital II, GP, LLC
iv. Apollo Projects, L.P.
v.Apollo Projects GP, LLC
Residence or business address: The principal business address of each Reporting Person is c/o Oklo Inc., 3190 Coronado Dr., Santa Clara, CA 95054.
Present principal occupation or employment:
i. Samuel H. Altman, a citizen of the United States of America. Mr. Altman is the Chairman of the Board of Directors of the Issuer;

ii. Hydrazine Capital II, L.P., a Delaware limited partnership;

iii. Hydrazine Capital II, GP, LLC, a Delaware limited liability company. Hydrazine Capital II, GP, LLC is the general partner of Hydrazine Capital II, L.P.

iv. Apollo Projects, L.P., a Delaware limited partnership; and

v. Apollo Projects GP, LLC, a Delaware limited liability company. Apollo Projects GP, LLC is the general partner of Apollo Projects, L.P.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: None
Citizenship: i. Samuel H. Altman, a citizen of the United States of America. ii. Hydrazine Capital II, L.P., a Delaware limited partnership; iii. Hydrazine Capital II, GP, LLC, a Delaware limited liability company. iv. Apollo Projects, L.P., a Delaware limited partnership; and v. Apollo Projects GP, LLC, a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), Hydrazine Capital II, L.P., a stockholder of Legacy Oklo (as defined below), received 3,151,379 shares of Class A Common Stock and the right to receive 581,000 Earnout Shares (as defined below), which were earned and issued to Hydrazine Capital II, L.P. on November 19, 2024.

AltC Sponsor LLC (the "Sponsor"), of which Apollo Projects, L.P. and the Samuel H. Altman Revocable Trust were members, purchased 12,500,000 shares of AltC Acquisition Corp. (the "Founder Shares") for $25,000 in March 2021. The Founder Shares automatically converted into shares of Class A Common Stock, on a one-for-one basis, upon the consummation of the Business Combination and were subject to the Lock-Up (as defined below). On November 14, 2024, the Sponsor distributed all of its Founder Shares to its members, and 478,500 and 5,757,200 shares of Class A Common Stock were distributed to Apollo Projects, L.P. and the Samuel H. Altman Revocable Trust, respectively, for no additional consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated by reference in Items 3 and 6 of this Statement is incorporated by reference into this Item 4.

Business Combination

On May 9, 2024 (the "Closing Date"), pursuant to an Agreement and Plan of Merger and Reorganization, dated as of July 11, 2023 (the "Merger Agreement"), by and among the Issuer, a Delaware corporation (formerly known as AltC Acquisition Corp.), AltC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer ("Merger Sub"), and Oklo Inc., a Delaware corporation ("Legacy Oklo"), Merger Sub merged with and into Legacy Oklo (the "Merger" and, together with the other transactions contemplated by the Merger Agreement, the "Business Combination"), with Legacy Oklo surviving the Merger as a wholly owned subsidiary of the Issuer. The Issuer was renamed on the Closing Date to "Oklo Inc."

As a result of the Business Combination, each share of common stock of Legacy Oklo automatically converted into the right to receive (a) cash, (b) shares of Class A Common Stock, on a 1-to-6.062 basis and (c) the right to receive Earnout Shares (as defined below).

Certain Legacy Oklo equityholders, including Hydrazine Capital II, L.P., had the right to receive additional equity consideration (in each case, in accordance with their respective pro rata share) in the form of shares of Class A Common Stock (the "Earnout Shares") upon the satisfaction of certain stock price targets, based upon (A) the closing sale price of one share of Class A Common Stock for any 20 trading days within any 60 consecutive trading day period within the five-year period following the Closing Date or (B) in certain circumstances, if the Issuer undergoes a Change in Control (as defined in the Merger Agreement). Hydrazine Capital II, L.P. received 581,000 Earnout Shares in the Business Combination, which shares were earned and issued to it on November 19, 2024.

Registration Rights Agreement and Sponsor Agreement

On the Closing Date, the Issuer and certain investors of the Issuer, including Mr. Altman, entered into an amended registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to use commercially reasonable efforts to (i) file with the Securities and Exchange Commission ("SEC") a registration statement registering the resale of certain securities held by or issuable to the holders within 30 business days after the Closing Date (the "Resale Registration Statement") and (ii) cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the holders may demand in the aggregate up to five underwritten offerings and are entitled to customary piggyback registration rights. The Issuer will be responsible for certain expenses relating to such registrations and indemnify the stockholders against certain liabilities. On July 11, 2023, the Issuer, the Sponsor and the Insiders (as defined below) entered into the Amended and Restated Letter Agreement (the "Sponsor Agreement").

Pursuant to the Registration Rights and Sponsor Agreement, key members of the Issuer's management team and key stockholders (collectively, the "Insiders"), including Mr. Altman, agreed not to transfer (a) 40% of such Insider's shares of Class A Common Stock for a period of 12 months after the Closing Date, unless the closing share price of the Class A Common Stock equals or exceeds $12.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, (b) 30% of such Insider's shares for a period of 24 months after the Closing Date, unless the closing share price of the Class A Common Stock equals or exceeds $14.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date and (c) 30% of such Insider's shares for a period of 36 months after the Closing Date, unless the closing share price of the Class A Common Stock equals or exceeds $16.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date (collectively, the "Lock-Up"). The Lock-Up restrictions have expired.

The foregoing descriptions of the Registration Rights Agreement and Sponsor Agreement do not purport to be complete and are qualified in its entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

General

Mr. Altman intends to continuously review his investment in the Issuer and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by him or (3) to take any other available course of action. Notwithstanding anything contained herein, Mr. Altman specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), Mr. Altman currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to Mr. Altman; developments with respect to the business of Mr. Altman; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the their investment in the Issuer, including, without limitation: (a) the acquisition or disposition of securities of the Issuer, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Mr. Altman, who is Chairman of the Issuer's board of directors, in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons beneficially owns an aggregate of 9,968,079 shares of Class A Common Stock, which consists of (i) 3,732,379 shares of Class A Common Stock held by Hydrazine Capital II, L.P., (ii) 478,500 shares of Class A Common Stock held by Apollo Projects, L.P. and (iii) 5,757,200 shares of Class A Common Stock held by the Samuel H. Altman Revocable Trust, representing approximately 8.2% of the outstanding shares of Class A Common Stock. The percent of class was calculated based on 122,096,270 shares of Class A Common Stock outstanding as of November 14, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.
Transactions in the class effected during the past sixty days:
Hydrazine Capital II, L.P. received 581,000 Earnout Shares in the Business Combination, which shares were earned and issued to it on November 19, 2024.

Except as set forth above, during the past 60 days, the Reporting Persons have not effected any transactions in the Issuer's Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Registration Rights Agreement and Sponsor Agreement and is incorporated herein by reference. A copy of such agreements are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Mr. Altman has pledged certain of his interests in Hydrazine Capital II, GP, LLC to JPMorgan Chase Bank, N.A. ("JPMorgan") as collateral in connection with the extension of personal credit to Mr. Altman. Mr. Altman is the managing member of Hydrazine Capital II, GP, LLC and as a result, is deemed to have voting and dispositive power with respect to the 3,732,379 shares of Class A Common Stock held by Hydrazine Capital II, L.P. (the "Hydrazine Capital II, L.P. Oklo Shares"). The Hydrazine Capital II, L.P. Oklo Shares are not pledged to JPMorgan by the Reporting Persons. The loan and pledge agreements relating to the foregoing (the "Loan Agreements") contain certain customary provisions, including representations and warranties, covenants, mandatory prepayment events and events of default. Pursuant to the terms of the Loan Agreements, upon the occurrence of a defined default, JPMorgan may at its option exercise certain remedies and obtain voting control over the Hydrazine Capital II, L.P. Oklo Shares (indirectly through its interest in Hydrazine Capital II, GP, LLC).

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (filed herewith).

Exhibit 99.2 Amended and Restated Registration Rights Agreement, dated as of May 9, 2024, by and among AltC Acquisition Corp., AltC Sponsor LLC and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on May 13, 2024).

Exhibit 99.3 Amended and Restated Letter Agreement, dated as of July 11, 2023, by and among AltC Acquisition Corp., AltC Sponsor LLC, Oklo Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant with the SEC on July 11, 2023).

## Signatures
- Samuel H. Altman: /s/ Samuel H. Altman, Samuel H. Altman Managing Member (12/23/2024)
- Hydrazine Capital II, L.P.: /s/ Samuel H. Altman, Samuel H. Altman Managing Member (12/23/2024)
- Hydrazine Capital II, GP, LLC: /s/ Samuel H. Altman, Samuel H. Altman Managing Member (12/23/2024)
- Apollo Projects, L.P.: /s/ Samuel H. Altman, Samuel H. Altman Managing Member (12/23/2024)
- Apollo Projects GP, LLC: s/ Samuel H. Altman, Samuel H. Altman Managing Member (12/23/2024)
- Apollo Projects GP, LLC: /s/ Samuel H. Altman, Samuel H. Altman (12/23/2024)